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                                  EXHIBIT 11.1

             Statement Regarding Computation of Per Share Earnings


Computation of Earnings Per Share
---------------------------------

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three months ended March 31, 2002 and 2001, included in this report as Exhibit 13.3


Earnings Per Share

Net Income /
Weighted average shares of common stock outstanding for the period

                                   Three months ended
                                         March 31,
                                   2002            2001
                                 -------         -------
Weighted Average
Shares Outstanding              1,538,443      1,538,443

Net Income                        610,964        582,165

Per Share Amount                    .40            .38


No common stock equivalents exist.